January 25, 2006


Mr. Michael Moran
Accountant Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549


Re:     Steven Madden, Ltd.
        Form 10-K for the fiscal year ended December 31, 2004
        Form 10-Q for the fiscal quarter ended September 30, 2005
        File No. 0-23702

Dear Mr. Moran:

This letter is in response to your letter dated January 11, 2006 to Arvind Dharia, Chief Financial Officer of Steven Madden, Ltd. (the "Company"). We appreciate and share in the Staff's objective to enhance the overall disclosure of our filings.

Although we believe that our current disclosures are adequate, we welcome the opportunity to improve our filings, and look forward to discussing any aspect of this letter with you further. All of your comments will be addressed in future filings.

Our responses to your comments are set forth below.

Form 10-K for the Year Ended December 31, 2004
----------------------------------------------

Note E - Restricted Stock Awards, page F-16
-------------------------------------------

1. We note your discussion regarding both the exchange of restricted stock awards for cash and the pay-out of an award in cash prior to the expiration of its vesting period. Tell us whether you recognized additional compensation expense in 2004 in order to fully recognize the fair value of the restricted stock. If you did not, tell us why not given your statement that the cash awards "are equal to the value of the restricted stock when originally issued."

        Company Response
        ----------------

        As stated in paragraph two of Footnote E - Restricted Stock Awards in our Form 10-K for December 31, 2004, the restricted stock awards were replaced with cash rewards that were due "to be paid on the vesting date". These cash rewards retained the same characteristics as the original restricted stock awards. The vesting date (i.e. the payment date) of the cash rewards was the same as the restricted stock, and the payment was contingent on the recipient still being employed with the Company on the vesting date. The Company continued to recognize compensation through the vesting date in the same manner it would have had the original restricted stock awards not been extinguished.

        Another employee was issued a stock certificate when his shares vested. These shares were unregistered, and the Company agreed to purchase the shares back from the employee shortly after the certificate was issued. Since this cash transaction took place after the vesting date, all of the related compensation costs had already been recognized on the Company's financial statements. Will update our disclosures in our 10-K.


Note K - Operating Segment Information, page F-26
-------------------------------------------------

2. We note your disclosure that your business is comprised of three distinct segments based on the methods used to distribute your products. However, due to the information you provide on pages 14 through 19 of MD&A, it appears that you have discrete financial information available for your brands under the Wholesale segment and that these brands may each be an operating segment. Please explain how you have determined that your presentation of the Wholesale segment is appropriate using the guidance of SFAS 131. If you believe you have aggregated several operating segments (i.e. brands) into one reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

        Company Response
        ----------------

        We have aggregated several operating segments into one segment based on the guidelines of paragraph 17 of SFAS 131. We believe that our wholesale brands have similar economic characteristics. For example, all our brands have similar initial gross margins which range from about 42% to 45%. For all of our brands, the net gross margins as reported in our filings will vary from quarter to quarter and product to product based on the amount of markdowns and allowances given to our customers and the level of close-out sales at seasons end.

        Our brands under the Wholesale segment are also similar in the following areas:

        (a) The nature of the products. All of our Wholesale divisions market and distribute shoes to retailers across the United States.
        (b) The nature of the production processes. The production process for our various brands is identical. Their design and sample processes are alike, they all use third party factories and their quality control procedures are the same.
        (c) The type or class of customer for their products. All of our brands are distributed to department stores as well as specialty and independent stores. Many of our customers carry several of our product lines in their footwear departments.
        (d) The methods used to distribute their products. All of our brands are distributed from third party warehouses. The shipping terms for all our brands is FOB warehouse and they are all shipped via the customers nominated carriers and/or common carriers as per the routing instructions of our customers.
        (e) The nature of the regulatory environment. This category does not apply to our business.

3. Please tell us how you have identified your chief operating decision maker and provide us with an example of all the reports provided on a regular basis to the chief operating decision maker.

        Company Response
        ----------------

        We believe that our Chief Operating Officer (the "COO") is the "chief operating decision maker" of the Company. Among his many responsibilities is the allocation of resources to and the assessment of the performance of the segments of the Company. We have provided under separate cover the following reports as examples of daily reports received by the COO on a regular basis:

          o Steve Madden Retail Divisional Flash Report. This report gives comparative sales and gross margin data on a store-to-store basis.
          o Steve Madden Actual & Plan Sales Report. This report supplies the COO with comparative sales, booking and gross margin data for the wholesale divisions.
          o Order Register By Div/Sol/Sty. This report lists all new sales orders received that have a sell price that is different than the Company's regular selling price.
          o Available to Sell Report. This report lists inventory that is available to sell for each individual style.


Quarter Ended September 30, 2005
--------------------------------

4. We note that over the course of 2005 it appears that you issued significantly more cash in lieu of restricted stock. Please provide us with more details about the original restricted stock awards, including the purpose of the original awards and the recipients of these awards, i.e. employees, non-employees and / or directors. Tell us and disclose why the Company is entering into these types of agreements and whether you expect to continue to exchange restricted stock awards for cash in the future.

        Company Response
        ----------------

        The Company issued restricted stock to key executives and management employees of the Company. The restricted stock program is part of the Company's incentive compensation programs which help to attract and retain key employees. The Company's restricted stock grants typically were "cliff vesting" and in certain cases, the issuance of stock certificates on the vesting date required shareholder approval. In October of 2002, two executives of the Company were granted restricted stock pursuant to their employment agreements. Under the terms of the agreements, the receipt of the shares of stock did require shareholder approval. At the annual meeting of stockholders held on May 27 of 2005, the shareholders did not approve the issuance of the shares. As stated in the Company's proxy statement, the executives were given a cash award equal to the fair value of the restricted stock when first granted.

        As of October 1, 2005, there were 20,000 shares of restricted stock outstanding which vested on January 1, 2006. The Company is currently developing a new executive compensation plan which may include restricted stock.

5. Please confirm that your next Form 10-K will include disclosures related to the restricted stock awards in a level of detail similar to that included in your Form 10-K for the year ended December 31, 2004 as there was no disclosure of these awards in your most recent Form 10-Q.

        Company Response
        ----------------

        Our Form 10-K for the year ended December 31, 2005 will include detailed disclosures related to the restricted stock awards similar to that included in our Form 10-K of last year.


In connection with our responses to your comments outlined above, the Company acknowledges the following:

     o the Company is responsible for the adequacy and accuracy of the disclosure in filings;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss any aspect of this letter with you further.

Sincerely,



/s/ ARVIND DHARIA
----------------------------
Arvind Dharia
Chief Financial Officer